So
3/6/02

KS
3/7

SECURITIES [barcode] SION
W 02018466

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45388 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FEB 23 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

401(k) Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 San Jacinto Blvd. Suite 1100
(No. and Street)

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Janda 512-344-3288
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

111 Congress Avenue, Ste. 1100 (Address) Austin (City) TX (State) 78701

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB
3/21

# OATH OR AFFIRMATION

I, Gerald T. Bramlett, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 401(k) Investment Services, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

__________________________________________________

__________________________________________________

__________________________________________________

Signature

President

Title

Notary Public

SANDRA L. ERWIN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 07-07-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**401(k) INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| **Financial Statements:** | |
| Statements of Financial Condition as of December 31, 2001 and 2000 | 2 |
| Statements of Operations for the Years ended December 31, 2001 and 2000 | 3 |
| Statements of Shareholder's Equity for the Years ended December 31, 2001 and 2000 | 4 |
| Statements of Cash Flows for the Years ended December 31, 2001 and 2000 | 5 |
| Notes to Financial Statements | 6 |
| **Supplemental Schedules** | |
| 1 Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001 | 9 |
| 2 Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2001 | 10 |
| **Other Information:** | |
| Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 | 11 |

KPMG

111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

# Independent Auditors' Report

The Board of Directors
401(k) Investment Services, Inc.:

We have audited the accompanying statement of financial condition of 401(k) Investment Services, Inc. (a wholly owned subsidiary of The 401(k) Companies, Inc.) as of December 31, 2001, and the related statements of operations, shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of 401(k) Investment Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of 401(k) Investment Services, Inc. as of and for the year ended December 31, 2000, were audited by other auditors whose report thereon dated February 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of 401(k) Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2002

**401(k) INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

| **Assets** | | **2001** | **2000** |
|---|---|---|---|
| Cash and cash equivalents | $ | 2,038,419 | 571,606 |
| Restricted cash | | 45,000 | 45,000 |
| Commissions receivable | | 75,655 | 96,026 |
| Distribution fees receivable | | 399,830 | 498,503 |
| Receivable from affiliate | | — | 187,788 |
| Deferred income tax asset | | 8,021 | — |
| Prepaid expenses and other assets | | 57,354 | 42,676 |
| Total assets | $ | 2,624,279 | 1,441,599 |

| **Liabilities and Shareholder's Equity** | | | |
|---|---|---|---|
| Liabilities: | | | |
| Payable to parent for income taxes | $ | — | 120,845 |
| Payable to parent for management fees | | 1,910,000 | — |
| Accounts payable and accrued expenses | | 81,066 | 630,602 |
| Deferred income tax liability | | — | 13,699 |
| Total assets | | 1,991,066 | 765,146 |
| Commitments and contingencies | | | |
| Shareholder's equity: | | | |
| Common stock $.0054 par value; 1,000,000 shares authorized, issued and outstanding | | 5,400 | 5,400 |
| Additional paid-in-capital | | 2,400 | 2,400 |
| Retained earnings | | 625,413 | 668,653 |
| Total shareholder's equity | | 633,213 | 676,453 |
| Total liabilities and shareholder's equity | $ | 2,624,279 | 1,441,599 |

See accompanying notes to financial statements.

**401(k) INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statements of Operations

For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 6,674,692 | 5,075,422 |
| Distribution fees | 2,978,314 | 3,337,819 |
| Interest income | 32,497 | 19,239 |
| Total revenues | 9,685,503 | 8,432,480 |
| Expenses: | | |
| Salaries and benefits | 1,034,412 | 899,746 |
| Management fees | 7,922,552 | 6,040,987 |
| Clearance fees | 247,563 | 370,460 |
| Regulatory fees | 75,836 | 63,432 |
| General and administrative | 470,100 | 696,029 |
| Total expenses | 9,750,463 | 8,070,654 |
| Income (loss) before income tax expense (benefit) | (64,960) | 361,826 |
| Income tax expense (benefit): | | |
| Current | — | 138,183 |
| Deferred | (21,720) | (13,699) |
| Total income tax expense (benefit) | (21,720) | 124,484 |
| Net income (loss) | $ (43,240) | 237,342 |

See accompanying notes to financial statements.

## 401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statements of Shareholder's Equity

For the Years Ended December 31, 2001 and 2000

| | Common stock | | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances, December 31, 1999 | 1,000,000 | $ 5,400 | 2,400 | 431,311 | 439,111 |
| Net income | — | — | — | 237,342 | 237,342 |
| Balances, December 31, 2000 | 1,000,000 | $ 5,400 | 2,400 | 668,653 | 676,453 |
| Net loss | — | — | — | (43,240) | (43,240) |
| Balances, December 31, 2001 | 1,000,000 | $ 5,400 | 2,400 | 625,413 | 633,213 |

See accompanying notes to financial statements.

**401(k) INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statements of Cash Flows

For the Years ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ | (43,240) | 237,342 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Deferred income tax benefit | | (21,720) | (13,699) |
| Change in: | | | |
| Commissions receivable | | 20,371 | 204,562 |
| Distribution fees receivable | | 98,673 | (110,429) |
| Receivable from affiliate | | 187,788 | (187,788) |
| Prepaid expenses and other assets | | (14,678) | (20,626) |
| Payable to parent for income taxes | | (120,845) | (64,689) |
| Payable to parent for management fees | | 1,910,000 | — |
| Accounts payable and accrued expenses | | (549,536) | 505,602 |
| Net cash provided by operating activities | | 1,466,813 | 550,275 |
| Cash and cash equivalents at beginning of year | | 571,606 | 21,331 |
| Cash and cash equivalents at end of year | $ | 2,038,419 | 571,606 |

See accompanying notes to financial statements.

**401(k) INVESTMENT SERVICES, INC.**

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Notes to Financial Statements

December 31, 2001 and 2000

## (1) Organization and Nature of Business

401(k) Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's activities are regulated by the NASD and the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of The 401(k) Companies, Inc. (the "Parent"), was incorporated for the purpose of serving as an introducing broker-dealer for the customers of the Parent. The customers of the Parent are located primarily in Texas and the bordering states.

## (2) Summary of Significant Accounting Policies

### *(a) Cash and Cash Equivalents*

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

### *(b) Securities Transactions*

Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

### *(c) Distribution Fees*

The Company receives distribution fees from fund houses for providing shareholder services. Revenue is accrued monthly as services are performed and paid by the fund houses on a quarterly basis.

### *(d) Federal Income Taxes*

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the change in the net deferred asset or liability from period to period. A valuation allowance is established to the extent that it is more likely than not that the deferred tax asset will not be realized.

### *(e) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**(3) Restricted Cash**

Cash of $25,000 has been deposited in an escrow account in accordance with an outstanding clearing agreement. The account earns interest at the 90-day Treasury bill rate.

Cash of $20,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

**(4) Related Party Transactions**

The Company and its Parent share certain office facilities and administrative services. The two parties have an agreement whereby the Company pays the Parent a monthly management fee in exchange for use of these facilities and services. The management fee is calculated as the amount in which revenue less salaries, benefits, regulatory and other fees exceed minimum net capital requirements plus certain amounts of excess net capital. During the years ended December 31, 2001 and 2000, the Company incurred $7,922,552 and $6,040,987, respectively, in management fees charged by the Parent. Amounts payable to the Parent as a result of this agreement totaled $1,910,000 at December 31, 2001.

Nationwide Mutual owns 100% of Nationwide Global Holdings (NGH), as such, NGH is an affiliate of the Parent. NGH has an agreement with the Parent whereby it is developing a core software system, which will ultimately be tailored to global markets for administering defined contribution benefit plans. Certain costs related to this transaction, which will be reimbursed by NGH, were incurred by the Company. Receivable from affiliate totaled $187,788 at December 31, 2000.

**(5) Subordinated Liabilities**

The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2001 and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

**(6) Income Taxes**

The Company and its Parent have historically filed a consolidated federal income tax return. During April 2000, Nationwide Financial Services, Inc. ("Nationwide") increased its equity position in the Parent from 60% to 90%. Nationwide is 80% owned by Nationwide Mutual. Subsequent to this increase in ownership, the Parent and the Company file a consolidated federal income tax return with Nationwide Mutual. Federal income taxes are calculated on a separate company basis, and any amount of current tax attributable to the Company is remitted to Nationwide Mutual.

During fiscal year 1998, pursuant to Section 481 of the Internal Revenue Code, the Company converted from cash basis to accrual basis for income tax purposes and, accordingly, recognized a deferred tax liability of $54,797 for temporary differences resulting from this change as of January 1, 1998. This deferred tax liability is to be recognized ratably over a four-year period beginning in the year of change. During 2001 and 2000, deferred tax benefit of $13,699, respectively, was recognized in the provision for income taxes related to the conversion. As of December 31, 2001, the Company recorded approximately $8,000 as a deferred tax asset related to a net operating loss carryforward of approximately $22,000 which is scheduled to expire beginning in the year 2021.



(Continued)

Income tax expense (benefit) for the year ended December 31, 2001 includes $635 in state income tax benefit, net of the federal tax expense. Income tax expense (benefit) for the year ended December 31, 2000 includes $10,746 in state income tax expense, net of the federal tax benefit.

## (7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $25,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. As a registered broker-dealer in the state of Oklahoma, the Company is also subject to Oklahoma Securities Commission Rule 660:10-5-17, which requires minimum net capital of $25,000. At December 31, 2001, the Company had net capital of $168,008. The Company's ratio of aggregate indebtedness to net capital was 11.85 to 1 at December 31, 2001.

## (8) Commitments

During fiscal year 1997, the Company entered into a contractual agreement with a clearing broker/dealer for the purpose of clearing trades for a portion of the client transactions. The contract contains a termination clause that requires the Company to pay a $5,000 fee upon termination.

## (9) Off Statement of Financial Condition Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## (10) Employee Benefit Plans

The Company is a participant in the defined contribution plan (the "Plan") of the 401(k) Company (an affiliate of the Company) pursuant to Section 401(k) of the Internal Revenue Code. All eligible employees who have completed 30 days of service and are age 18 or older are eligible to participate in the Plan. Participants may contribute up to 19% of their salary up to the federal maximum of $10,500 for 2001. The Company may make discretionary contributions during each year in such amounts as it deems appropriate. After completion of their first year of service, employees begin vesting at a rate of 33% per year until becoming fully vested once four years of service is obtained. Distributions under the Plan are not permitted before age 59 ½ except for death, disability, and termination of employment or financial hardship as defined under the Plan. Matching contributions of approximately $16,000 were charged to operations during the years ended December 31, 2001 and 2000, respectively.

Schedule 1

**401(k) INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

| | | |
|---|---|---|
| Net capital: | | |
| Total shareholder's equity | $ | 633,213 |
| Adjustments to shareholder's equity for non-allowable assets: | | |
| Distribution fees receivable | | (399,830) |
| Deferred income tax asset | | (8,021) |
| Prepaid expenses and other assets | | (57,354) |
| Total net capital | $ | 168,008 |
| Aggregate indebtedness: | | |
| Payable to parent for management fees | $ | 1,910,000 |
| Accounts payable and accrued expenses | | 81,066 |
| Total aggregate indebtedness | $ | 1,991,066 |
| Minimum net capital required of broker-dealer (greater of 6 2/3% of aggregate indebtedness or $25,000) | $ | 132,738 |
| Excess net capital | $ | 35,270 |
| Ratio of aggregated indebtedness to net capital | | 11.85:1 |

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of December 31, 2001 and filed with the National Association of Securities Dealers, Inc.

Schedule 2

**401(k) INVESTMENT SERVICES, INC.**

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

**Computation for Determination of Reserve Requirement**

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2001, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

**Information Relating to Possession or Control Requirements**

The Company did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2001; all customer funds and securities are transmitted to a clearing broker. Therefore, possession or control requirements under Rule 15c3-3 do not apply.

See accompanying independent auditors' report.

111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

## Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors
401(k) Investment Services, Inc.:

In planning and performing our audit of the financial statements and schedules of 401(k) Investment Services, Inc. (the Company) (a wholly owned subsidiary of The 401(k) Companies, Inc.) as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



(Continued)

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2002